QUALITY ONLINE EDUCATION GROUP, INC.	#306-650 Highway 7 East Richmond Hill ONT L4B 2N7, Canada

November 22, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacqueline Kaufman
Mara Ransom

Re:	Quality Online Education Group Inc.
Offering Statement on Form 1-A
Filed September 17, 2021
File No. 024-11644

Dear Sir or Madam:

Quality Online Education Group Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to XuYe Wu, Chief Executive Officer of the Company, dated October 7, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Offering Statement on Form 1-A

Offering Circular Cover Page, page i

1. Provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a foreign exchange. Your offering summary should address, but not necessarily be limited to, the risks highlighted on the offering circular cover page.

We have added prominent disclosure about our Chinese operations. However, based on our current structure, these risks remain immaterial, despite the recent statements and regulatory actions by China’s government.

The disclosure added relates to the following: on July 24, 2021 China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, (i) foreign capital is prohibited from controlling or participating in Academic AST providers through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities. (ii) banning foreign teachers located overseas from providing tutoring services in China. We have disclosed this information in the last section of “Regulation” in 1-A form. Here are more discussions.

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Tianjin Zhipin Education Technology Co., Ltd, our consolidated variable interest entity, or VIE, in the PRC. Tianjin Zhipin Education Technology Co., Ltd holds our ICP license necessary to operate our online website in China, our domain names, our registered trademarks in China that are essential to the Company’s online operation in PRC. We rely on a series of contractual arrangements among Tianjin Zhipin Education Technology Co., Ltd and its shareholders to operate our online and mobile platforms in China. We do not have equity interests in Tianjin Zhipin Education Technology Co., Ltd. However, as a result of these contractual arrangements, we are the primary beneficiary of Tianjin Zhipin Education Technology Co., Ltd and treat it as our consolidated VIE under U.S. GAAP.

As we have disclosed in the Amendment, our business in China and other areas of the world is mainly by direct selling model which does not rely on an online platform. We are terminating the VIE contract and entering a new service contract with Tianjin Zhipin Education Technology Co., Ltd as one of the customer service outsourcing vendors.

Tianjin Zhipin Education Technology Co., Ltd. has not received any investment from the Company or any other foreign investors. The Company is not planning to invest in Tianjin Zhipin Education Technology Co., Ltd. or any other companies in China. The new regulation about foreign investors does not apply to our Company.

We use the streaming technology and infrastructure of a third-party to deliver all the lessons to our students. The third-party is responsible to obey the regulations of the CAC. Third-party related risks have been disclosed.

The Company’s compliance with these measures will not have a material adverse impact on its existing business.

The banning for foreign teachers may have an impact on the results of operations in China, as most of our currently active Chinese customers may enter the contract by expecting the lessons be delivered by foreign English teachers. To follow the new regulation, we have hired local teachers to deliver the lessons for these Chinese customers. Though our contracts with customers haven’t promised foreign teachers and most of the Chinese customers accepted the change of teachers. There is a risk of most, if not all, current active Chinese customers ask for a refund.

2. Please add a summary of risk factors to your Offering Circular.

We have added a summary of the risk factors.

3. Disclose the extent which your operating subsidiary in China impacts your company’s overall operations and whether your revenues to date have been derived exclusively from customers in China. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China, if true, poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the offering circular. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added a further description of our limited operations in China. We have clarified that our revenue to date is not limited to customers in China. The majority of our operations are not based in China, so we refrained from making such statement.

Most of our management team is based in Ontario, Canada. Most of the full time tutors we hire are in the Philippines. Our main operation functions such as accounting, education content, R&D, IT, and marketing are based in Toronto. We have tutor resource management vendors in the Philippines. Beside a China sales and service team, we have sales partners in Southeast Asia, Europe and South America. Historically, Tianjin Zhipin Education Technology Co., as a sales and service center for Chinese customers, collected the revenue from Chinese customers and Quality Online Education Group Inc. (Ontario) collected the revenue from the customers of other areas. The Company adjusted the organization structure in September, 2021. All the revenues including those from China will be collected by Quality Online Education Group Inc. (Ontario). Quality Online Education Group Inc. (Ontario) is our main operating company.

4. We note your disclosure starting on page 8. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We are not required to obtain any permission for our operations from the Chinese government, including those required from the CSRC, CAC or any other entity.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under any agreements with your Chinese subsidiary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under any agreements.

All our cash is paid directly to our Canadian company. We only pay service expenses and sales commissions to China for the local customer service. We have added this fact to the Summary.

6. We note your disclosure on page 19. We also note the recent issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply. Also, provide relevant risk factor disclosure as applicable.

This Opinion does not apply to the Company because our current service to active Chinese customers is directly provided by Quality Online Education Group Inc. (Ontario) on English songs and comics for K12 students and IELTS prep for adults which are not academic subjects in compulsory education. We terminated the VIE contract. We do not own any companies or invest in any companies in China as a foreign investor.

Risk Factors, page 20

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company is not a China-based issuer, with little chance of interference from the Chinese government. However, we have added a risk factor that such classification could change in an unlikely scenario.

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We believe the oversight by the Cyberspace Administration of China is inapplicable because all of our live lessons are delivered on an online stream platform provided by a third-party. We only collect few necessary information from our customers during their registration for the service and internal audit purposes. We have added a risk factor that, were this to change, it may have an effect.

9. We note you disclose that you “intend to make acquisitions or equity investments in additional businesses that complement our existing business.” Please provide risk factor disclosure regarding the complex procedures for acquisitions of Chinese companies by foreign investors mandated by the PRC’s Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, and how they could make it more difficult for you to pursue growth through acquisitions in China.

We have no intent to acquire any companies in China. We have clarified this in the Amendment.

Index to Consolidated Financial Statements, page F-1

10. Please revise your interim financial statements to include comparable prior year and prior quarter information for the interim period presented. Refer to Rule 8-03 of Regulation SX.

We have revised our interim financial statements to include the prior period information as required.

General

11. Please revise the offering to comply with Rule 251(a)(3) of Regulation A, which restricts the selling security holder component of a company’s initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price, or tell us why you believe the offering complies with the rule.

We have reduced the selling security holder component and increased the Company’s offering in order to comply with Rule 251(a)(3).

12. Please advise us as to your reporting status under Section 13(a) of the Exchange Act. In this regard, your disclosure in your offering circular as well as the quarterly reports on Form 10-Q filed on May 3, 2021 suggest that you believe you are subject to the reporting obligations under the Exchange Act, however, you filed a Form 15-12G on July 14, 2015, which appears to have terminated your reporting obligations.

We do not believe we are subject to the reporting requirements of the Exchange Act. However, FINRA required that the Company file missing reports which were due prior to the filing of the Form 15-12G in order for the Company to complete its Corporate Action name and symbol change.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ XuYe Wu
XuYe Wu